UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

December 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-

s(b) : 82-__________________.)

SIGNATURES
TOTAL FINA ELF S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : January 8th, 2003	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

▶	EXHIBIT 99.1 :	TotalFinaElf Institutes Legal Proceedings related to the Erika in the Rennes Business Court (December 12, 2002).

▶	EXHIBIT 99.2 :	TotalFinaElf and Total Energie to Create a Solar Panel Production Plant in Toulouse (December 18, 2002).

▶	EXHIBIT 99.3 :	€65-Million Work Program Launched during Provence Refinery Turnaround Maintenance (December 19, 2002).

▶	EXHIBIT 99.4 :	Thirteenth deepwater offshore discovery on Angolan Block 17 (December 20, 2002).

▶	EXHIBIT 99.5 :	Canada: TotalFinaElf acquires 43.5% of the Surmont exploration permit (oil sands bitumen) in Athabasca (Alberta) (January 6, 2003).

▶	EXHIBIT 99.6 :	Notice to the New York Stock Exchange.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine Enck
Tel.: 33 (1) 47 44 37 76

Thomas Fell
Tel.: 33 (1) 47 44 47 57

Patricia Marie
Tel.: 33 (1) 47 44 45 90

Paul Floren
Tel.: 33 (1) 47 44 45 91

Christine de Champeaux
Tel: 33 (1) 47 44 47 49

Laurence Francisco
Tel.: 33 (1) 47 44 51 04

Sarah Wachter
Tel.: 33 (1) 47 44 42 30

Sophie Le Cong Nen-Aliot
Tel.: 33 (1) 47 44 48 00

Isabelle Cabrol
Tel.: 33 (1) 47 44 64 24

Charles-Edouard Anfray
Tel.: 33 (1) 47 44 65 55

Franklin Boîtier
Tel.: 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

TotalFinaElf Institutes Legal Proceedings related to the Erika in the Rennes Business Court

Paris — December 12, 2002 — To protect its rights in the event the courts find one or more third parties responsible for the sinking of the oil tanker Erika on December 12, 1999, TotalFinaElf has instituted legal proceedings in the Rennes Business Court.

The respondents in the proceedings are Tevere Shipping, Erika’s owner; Steamship P&I, Tevere Shipping’s insurer; Panship, responsible for technical management of the vessel; RINA, the Italian ship classification society; Registro Italiano, which certified the vessel for the Maltese government; and the IOPC Funds.

TotalFinaElf has tangibly demonstrated its commitment to alleviating the consequences of the oil spill, working with the public authorities, local communities, volunteers and victims. To date, TotalFinaElf has spent €180 million (FRF 1.2 billion), notably to clean up the coastline, pump the fuel from the Erika and treat the collected waste.

Although these proceedings have been instituted, TotalFinaElf fully agrees with the principle that priority in the IOPC Funds compensation process goes to individuals, businesses, local communities and the French State.

* * * * *

TOTAL FINA ELF S.A.
2, place de la Coupole
La Défense 6
92 400 Courbevoie
France :
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

TotalFinaElf and Total Energie to Create
a Solar Panel Production Plant in Toulouse

Paris — December 18, 2002 — Acting on a proposal by TotalFinaElf and in agreement with joint shareholder Electricité de France, Total Energie decided at a Development Committee meeting on December 17 to build a solar panel production plant in Toulouse in 2003. The facility will have a capacity of 5 MW a year, sufficient to equip around 2,500 European households.

After announcing the closure of the AZF plant, TotalFinaElf, Grande Paroisse and Atofina pledged to actively support business in Toulouse and to invest to create jobs in the area, in cooperation with local stakeholders. The construction of the solar panel production plant in Toulouse shows TotalFinaElf’s commitment to the area and willingness to cooperate with local communities.

Total Energie, owned 35% by TotalFinaElf and 45% by Electricité de France, has designed, produced, installed and operated photovoltaic systems for 20 years. The output from another plant operated by Total Energie located in South Africa is initially being used in electrification programs for isolated rural communities. With the plant in Toulouse, Total Energie will strengthen its European presence in developing photovoltaic systems connected to the grid. The planned investment in the project is estimated at around €3.5 million.

Other initiatives to promote economic development in the Toulouse region have been or will soon be launched. They include: funding for small and medium-sized companies in the manufacturing sector under an agreement with the Chamber of Commerce and Industry; financial contributions to a number of investment funds; the creation of a European Industrial Safety Institute in cooperation with Toulouse University and private partners and institutions; and support for a biotechnology park for companies developing new technologies for the chemical and pharmaceuticals industries.

These initiatives will take place over a period of three to five years and are expected to create 1,000 jobs in the Toulouse region.

* * * * *

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Raffinerie de Provence :

Catherine Morel : 04 42 78 57 97

FOR IMMEDIATE RELEASE

€65-Million Work Program Launched
during Provence Refinery Turnaround Maintenance

Paris — December 19, 2002 — TotalFinaElf is launching a €65-million work program at the Provence refinery, near Martigues in southern France.

Under the program, which will be carried out during a turnaround maintenance shutdown in January and February 2003, close to €25 million will be spent on upgrading and €40 million on maintenance and servicing. The entire investment will enhance operating reliability and safety.

Upgrading operations will consist mainly of technical improvements designed to:

–	Further reduce the facility’s environmental impact.
–	Make the refinery more flexible to better meet current and future market demand.

The upgrading will primarily consist of improving the performance of the catcracker, the unit that converts heavy fractions into light products. In addition, the construction of cooling towers will significantly reduce uptake from and discharges into the Berre basin.

The refinery’s prevention-based organization and logistics will ensure the safety of the 1,200 workers involved. Outside contractors will contribute to the detailed safety plan. Ongoing surveillance and inspection will be performed to ensure that site procedures and rules are applied.

The public can obtain information by calling a toll-free number in France: 0800 850 545.

* * * * *

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

Thirteenth deepwater offshore discovery on Angolan Block 17

Paris, December 20, 2002 — Sonangol, Sociedade Nacional de Combustiveis de Angola, and TotalFinaElf announce the thirteenth promising oil discovery on the deepwater offshore block 17 in Angola, approximately 150 kilometres from the coast.

Drilled at a water depth of 718 metres, the Zinia-1 discovery well is located 45 kilometres northeast of Dalia.

During production tests, Zina-1 showed a daily flow rate of 3,650 barrels of oil. This positive result will be followed by further geological and engineering studies in order to appraise the newly discovered structure.

This latest successful exploration on Block 17 confirms the extended potential of the block, which has been revealed by the 12 preceding discoveries: Girassol, Dalia, Rosa, Lirio, Tulipa, Orquidea, Cravo, Camelia, Jasmim, Perpetua, Violeta and Anturio. The Girassol field that entered into production in December 2001 rapidly achieved its current production of 200,000 barrels per day.

The concessionaire of Block 17 is Sonangol. TotalFinaElf is the operator with a 40% interest in Block 17 along with Esso Exploration Angola (20%), BP (16.67%), Statoil (13.33%) and Norsk Hydro (10%).

* * * * *

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

Canada: TotalFinaElf acquires 43.5% of the Surmont exploration permit
(oil sands bitumen) in Athabasca (Alberta)

Paris, January 6, 2003 — TotalFinaElf announces that the company has signed an agreement to acquire a 43.5% stake in the Surmont exploration permit in Athabasca, in the Canadian province of Alberta. Surmont is made up of four adjacent licenses covering a total area of 548 km2.

This permit is part of an ongoing heavy oil sands thermal extraction pilot project since 1998 (Steam Assisted Gravity Drainage). TotalFinaElf is partnered with ConocoPhillips (operator with 43.5%) and Devon (13%).

In 2003 the consortium will continue to undertake works as outlined in the permit in vue of a first phase of development currently under study.

“We will place at the disposal of the consortium in charge of developing Surmont our expertise as concerns heavy oils acquired notably in Venezuela where we operate the Sincor project within the Orinoco belt”, explains Christophe de Margerie, President Exploration and Production. “We believe that TotalFinaElf is well positioned as concerns the development of non conventional reserves whether it be in ultra-deep offshore Angola or in the North Sea with high temperatures and pressures”.

* * * * *

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
LM n° 11/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 7th January 2003

Re : Notice of Repurchase of Ordinary Shares of TotalFinaElf

Dear Sirs,

Please be advised that in connection with TotalFinaElf’s share repurchase program, TOTAL FINA ELF S.A. reacquired 10,450,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending December 31st, 2002, through trades executed on the Paris Bourse. Further more, TOTAL FINA ELF S.A. cancelled 23,443,245 of its ordinary shares on November 19th, 2002.
Before these operations, TOTAL FINA ELF S.A. held 34,015,125 shares in treasury. In addition, at December 31st, 2002, 25,082,217 shares were held by various subsidiaries. As a result, TotalFinaElf held an aggregate of 46,104,097 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer